Exhibit 99.1

TD Capital Trust III Announces Redemption of TD Capital Trust III Securities – Series 2008

Toronto, November 26, 2018 – TD Capital Trust III (the “Trust”) announced today its intention to redeem all of the outstanding TD Capital Trust III Securities - Series 2008 (“TD CaTS III”) on December 31, 2018, at a redemption price per TD CaTS III of $1,000 plus the unpaid distribution payable on the redemption date of December 31, 2018. Notice will be delivered to TD CaTS III holders in accordance with the terms outlined in the final short form prospectus dated September 8, 2008 related to the initial public offering of the TD CaTS III.

After December 31, 2018, holders of TD CaTS III will cease to be entitled to distributions and will not be entitled to exercise any rights of holders of TD CaTS III other than receiving the redemption price.

Caution Regarding Forward-Looking Statements
This press release includes certain forward-looking statements. These forward-looking statements include TD Capital Trust III's (the "Trust") intentions regarding the redemption of the TD Capital Trust III Securities – Series 2008. These statements are inherently subject to significant risks, uncertainties and changes in circumstances, many of which are beyond the control of the Trust and The Toronto-Dominion Bank (the "Bank"). Except as required by law, the Trust and the Bank do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time, by them or on their behalf. The forward-looking information contained in this press release is presented for the purpose of interpreting the information contained herein and may not be appropriate for other purposes.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 12 million active online and mobile customers. TD had $1.3 trillion in assets on July 31, 2018. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information:

Gillian Manning, Head of Investor Relations, 416-308-6014

Julie Bellissimo, Manager, Media Relations, 416-965-6050